Exhibit 4.62

Non-competition AGREEMENT

THIS AGREEMENT dated the ____ day of ___________, 2019.

BETWEEN:

EHAVE, INC.

As Vendor

- and -

ZYUS LIFE SCIENCES INC.

As Purchaser

RECITALS:

A.	Pursuant to an asset purchase agreement (the "Purchase Agreement") dated [●], 2019 entered into among Ehave, Inc. (the "Vendor") and ZYUS Life Sciences Inc. (the "Purchaser"), the Vendor has agreed to sell and the Purchaser has agreed to purchase the Purchased Assets (as such term is defined under the Purchase Agreement).

B.	The covenants contained in this Agreement are fundamental conditions to the completion of the transactions contemplated by the Purchase Agreement, without which the Purchaser would not purchase the Purchased Assets.

IN CONSIDERATION of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and adequacy of which are acknowledged), the Parties agree as follows:

Article 1
Interpretation

1.1	Definitions. In this Agreement, including the Recitals to this Agreement, unless the context otherwise requires:

(1)	"Agreement" means this non-competition agreement, as amended, supplemented, restated and replaced from time to time in accordance with its provisions.

(2)	"Business" means the business of a healthcare software development company for stakeholders in health sectors related to plant-based therapeutics.

(3)	"Confidential Information" means all information, data, and documents in any form relating to the Business, irrespective of whether such information, data, and documents are marked, labeled or otherwise identified as proprietary or confidential, and includes, without limitation, all oral and visual communications, all business and marketing plans, Intellectual Property, the identities of actual and potential clients, business opportunities, methods, funding sources, sellers of stock or assets, suppliers, licensees, potential transactions, conceptual ideas, business investors, products, services, business partners, associates, the identities of customers and potential customers, financial information, and processes and techniques, but does not include information that, at the time of disclosure was already in the public domain or becomes generally available to the public other than as a result, directly or indirectly, of a breach of this Agreement (and for this purpose, information is not deemed to be available to the public merely because it is within the common general knowledge, nor is information deemed to be available to the public merely because its individual features are available to the public, unless the combination of features or their nexus are available to the public).

(4)	"Indemnified Party" has the meaning attributed to that term in Section 3.1.

(5)	"Infringe" means infringe (whether directly, contributorily, by inducement or otherwise), misappropriate, violate or otherwise conflict with or harm (whether direct, contributory, by inducement or otherwise) and "Infringed" and "Infringement" have a corresponding meaning.

(6)	"Intellectual Property" means, individually and collectively, howsoever created and wherever located:

(a)	all domestic and foreign patents and applications thereof and all reissues, divisions, continuations, renewals, extensions and continuations-in-part thereof;

(b)	all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data, schematics and customer lists, and all documentation relating to any of the foregoing;

(c)	all trade names, domain names, corporate names, trade dress, distinguishing guises, logos, slogans, brand names, trademarks (whether registered or common law and whether used with wares or services and including the goodwill attaching to such trademarks) and registrations and applications for registration thereof;

(d)	all Software (in source code and object code form) and databases, and any proprietary rights in such Software and databases;

(e)	all integrated circuit design, mask work, or topography registrations or applications thereof;

(f)	all industrial designs and applications for and registration of industrial designs, design patents and industrial design registrations;

(g)	other intellectual or industrial property whatsoever;

(h)	all income, royalties, damages and payments now and hereafter due and/or payable with respect to any of the foregoing, including damages and payments for past or future Infringements thereof; and

(i)	all rights to sue for past, present and future Infringements of any of the foregoing.

(7)	"Parties" means collectively the Vendor and the Purchaser, and "Party" means either of them.

(8)	"Purchase Agreement" has the meaning attributed to that term in the Recitals.

(9)	"Purchaser" has the meaning attributed to that term in the Recitals.

(10)	"Software" means software, including all versions thereof, whether installed locally, on a local area network or delivered through the internet, and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, including any and all modifications, changes, release, versions, upgrades, updates or patches of any of the foregoing, and all other material related to such software.

(11)	"Territory" has the meaning attributed to that term in Section 2.1(1).

(12)	"Transactions" means the transactions contemplated by the Purchase Agreement.

(13)	"Vendor" has the meaning attributed to that term in the Recitals.

1.2	Certain Rules of Interpretation. In this Agreement:

(a)	capitalized terms not otherwise defined herein have the meanings attributed to them in the Purchase Agreement;

(b)	the division into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement;

(c)	the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement and not to any particular portion of this Agreement; and

(d)	unless specified otherwise or the context otherwise requires:

(i)	references to any Article, Section or Schedule are references to the Article or Section of, or Schedule to, this Agreement;

(ii)	"including" or "includes" means "including (or includes) but is not limited to" and is not to be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it;

(iii)	words in the singular include the plural and vice-versa and words in one gender include all genders.

1.3	Computation of Time. In this Agreement, unless specified otherwise or the context otherwise requires:

(a)	a reference to a period of days is deemed to begin on the first day after the event that started the period and to end at 5:00 p.m. on the last day of the period, but if the last day of the period does not fall on a Business Day, the period ends at 5:00 p.m. on the next succeeding Business Day;

(b)	all references to specific dates mean 11:59 p.m. on the dates;

(c)	all references to specific times are references to Toronto time; and

(d)	with respect to the calculation of any period of time, references to "from" mean "from and excluding" and references to "to" or "until" mean "to and including".

Article 2
Non-competition and confidentiality

2.1	Non-Competition.

(1)	The Vendor shall not, for a period of four (4) years from the date of this Agreement, within Canada and the United States of America (the "Territory"), directly or indirectly, in any manner whatsoever including either individually, in partnership, jointly or in conjunction with any other Person, or as employee, consultant, independent contractor, principal, agent, director, officer, owner or shareholder:

(a)	be engaged in any undertaking or business;

(b)	have any financial or other interest (including an interest by way of royalty or other compensation arrangements) in or in respect of the business of any Person which carries on, directly or indirectly, an undertaking or business; or

(c)	advise, lend money to, guarantee the debts or obligations of or give security on behalf of any Person which carries on, directly or indirectly, an undertaking or business;

that is in whole or in part the same as or substantially similar to or competitive with the Business.

(2)	Notwithstanding Section 2.1(1) or anything to the contrary herein, the following shall not be, and shall not give rise to, a breach or contravention of this Agreement any passive equity investment by the Vendor and/or any of its Affiliates in any Person which, directly or indirectly, carries on a business in the Territory that is in whole or in part the same as or substantially similar to or competitive with the Business and whose equity securities are listed on a recognized stock exchange, where the equity investment does not in the aggregate exceed five (5%) percent of the issued equity shares of that Person.

(3)	For the purposes of Section 2.1, a business is substantially similar to the Business if the business, viewed objectively in light of its products, services and functions, (i) resembles (but is not necessarily identical to) the Business, or (ii) resembles aspects of the Business, in one or more (but not necessarily all) material, relevant or significant respects, and/or has a general nature or character related to that of the Business.

2.2	Confidentiality.

(1)	The Vendor acknowledges that it has and/or had access to and has been acquiring or adding to Confidential Information which information is the exclusive property of the Purchaser. Subject to 2.2(2), the Vendor shall hold in confidence and keep confidential all Confidential Information and shall not use for its own benefit or for the benefit of others any Confidential Information and shall not transfer, publish or otherwise disclose any Confidential Information to any Person.

(2)	The prohibition in this Section 2.2 does not prohibit the Vendor from disclosing any Confidential Information where required to do so by applicable law or regulatory requirements or where required by any competent judicial, legislative or regulatory body or authority, provided that the Vendor shall, to the extent permitted by applicable law, provide reasonable advance notice of such disclosure to the Purchaser to permit it to exercise its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to such information and allow the Purchaser a reasonable opportunity to comment on such disclosure.

(3)	The obligations of the Vendor under this Section 2.2 shall remain in effect in perpetuity and exist and continue in full force and effect notwithstanding any breach or repudiation, or alleged breach or repudiation, by the Vendor of this Agreement. The obligations contained in this Section 2.2 are not in substitution for any obligations which the Vendor may now or hereafter owe to the Purchaser and which exist apart from this Section 2.2 and do not replace any rights of the Purchaser with respect to any such obligations.

2.3	Remedies.

(1)	The Vendor specifically acknowledges that a breach by the Vendor of any of the provisions of Sections 2.1 to 2.2 inclusive would cause the Business and consequently the Purchaser irreparable harm not compensable in damages alone. The Vendor further acknowledges that in the event of any such breach by the Vendor, it is essential to the effective enforcement of this Agreement that, in addition to any other remedies to which the Purchaser may be entitled at law or in equity or otherwise under this Agreement, the Purchaser be entitled to seek and obtain, in a summary manner, from any court having jurisdiction under Section 4.5 or from the arbitrator, interim, interlocutory and permanent injunctive relief, specific performance and other equitable remedies.

(2)	In addition to any other remedies to which the Purchaser may be entitled at law or in equity or otherwise under this Agreement, in the event of a breach of any of the covenants or other obligations contained in this Agreement, the Purchaser shall be entitled to an accounting and repayment of all profits, compensation, royalties, commissions, remunerations or benefits which the Vendor, directly or indirectly, shall have realized or may realize relating to, arising out of, or in connection with any such breach.

Article 3
indemnification

3.1           Indemnity. The Vendor shall indemnify and save harmless the Purchaser and its shareholders, subsidiaries, directors, officers, employees, agents and representatives (each, an "Indemnified Party") from any and all claims, actions, suits, proceedings, investigations, inquiries, arbitration awards, grievances, demands, judgments, settlements, compromises, losses, liabilities, damages (including incidental and consequential damages), costs, expenses, charges, fines, penalties or assessments suffered or incurred by the Purchaser or any Indemnified Party as a result of or arising in connection with any violation, contravention or breach of this Agreement by the Vendor. The Purchaser accepts each indemnity in favour of an Indemnified Party as agent and trustee of that Indemnified Party and may enforce any such indemnity in favour of that Indemnified Party on behalf of that Indemnified Party.

Article 4
General

4.1	Acknowledgement. The Vendor acknowledges that:

(a)	the Vendor has received the value and advantage of special information and expertise in the Business, and that the Vendor may well be able to utilize that information and expertise to the serious detriment of the Purchaser;

(b)	in agreeing to enter into the Transactions, the Purchaser has relied on each of the Vendor's covenants of non-competition and confidentiality set out in this Agreement and that this Agreement is an integral part of Transactions under which the Vendor has received significant benefit;

(c)	it has had sufficient time to review and consider this Agreement thoroughly;

(d)	it has read and understands the terms of this Agreement and covenants and agreements hereunder; and

(e)	it has been given an opportunity to obtain independent legal advice, or such other advice as the Vendor may desire, concerning the interpretation and effect of this Agreement.

4.2           Entire Agreement. This Agreement together with the Purchase Agreement and the other agreements contemplated by the Purchase Agreement (collectively, the "Other Agreements") constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and the Other Agreements and supersede all prior correspondence, agreements, negotiations, discussions and understandings, written or oral. Except as specifically set out in this Agreement or the Other Agreements there are no representations, warranties, conditions or other agreements or acknowledgements, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or the Other Agreements or which induced any Party to enter into this Agreement or the Other Agreements.

4.3           Amendment. This Agreement may be supplemented, amended, restated or replaced only by written agreement signed by each Party.

4.4           Waiver of Rights. Except as expressly provided in this Agreement, any waiver of, or consent to depart from, the requirements of any provision of this Agreement is effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement operates as a waiver of that right. No single or partial exercise of any such right precludes any other or further exercise of that right or the exercise of any other right.

4.5           Jurisdiction. The Parties irrevocably and unconditionally attorn to the exclusive jurisdiction of the courts of the Province of Ontario sitting in Toronto in respect of all disputes arising out of, or in connection with, this Agreement, or in respect of any legal relationship associated with it or derived from it.

4.6           Governing Law. This Agreement is governed by, and interpreted and enforced in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario, excluding the choice of law rules of Ontario.

4.7	Notices.

(1)	Any notice, demand or other communication (in this Section 4.7, a "notice") required or permitted to be given or made under this Agreement must be in writing and is sufficiently given or made if:

(a)	delivered in person and, if applicable, left with a receptionist or other responsible employee of the relevant Party at the applicable address set forth below;

(b)	sent by prepaid courier service, mail (except in the case of actual or apprehended disruption of postal service) or email; or

(c)	email or functionally equivalent electronic means of transmission;

in the case of a notice to the Vendor, addressed to it at:

Ehave, Inc.

203-277 Lakeshore Road East

Oakville, ON L6J 6J3

Attention:	Prateek (Teek) Dwivedi
Email:	teek@ehave.com

in the case of a notice to the Purchaser, addressed to it at:

ZYUS Life Sciences Inc.

407 Downey Road, Suite 204
Saskatoon, SK S7N 4L8

Attention:	Michelle Gursky
Email:	legal@zyus.com

(2)	Any notice sent in accordance with this Section 4.7 is deemed to have been received:

(a)	if delivered prior to or during normal business hours on a Business Day in the place where the notice is received, on the date of delivery;

(b)	if sent by mail, on the fifth Business Day after mailing in the place where the notice is received, or, in the case of disruption of postal service, on the fifth Business Day after cessation of that disruption;

(c)	if sent by email or other functionally equivalent electronic means, on the day on which it is transmitted; but if the notice is transmitted on a day which is not a Business Day or after 5:00 p.m. (local time of the recipient), the notice will be deemed to have been given or made and received on the next Business Day; or

(d)	if sent in any other manner, on the date of actual receipt;

except that any notice delivered in person or sent by transmission not on a Business Day or after normal business hours on a Business Day is deemed to have been received on the next succeeding Business Day in the place where the notice is received.

(3)	Either Party may change its address for notice by giving notice to the other Party.

4.8           Assignment. This Agreement and the obligations of the Vendor shall not be assigned by the Vendor, in whole or in part, without the prior written consent of the Purchaser, which consent may be withheld for any reason. This Agreement and the obligations of the Purchaser may be assigned by the Purchaser, in whole or in part, without the prior consent of the Vendor.

4.9           Severability. Each provision of this Agreement is declared to constitute a separate and distinct covenant and to be severable from all other such separate and distinct covenants. Without limiting the generality of the foregoing, if any of the capacities, activities, periods or areas specified in this Agreement are considered by a court of competent jurisdiction as being unreasonable, the court has the authority to limit the capacities, activities, periods or areas to those that the court deems proper in the circumstances. If, in any jurisdiction, any provision of this Agreement or its application to either Party or circumstance is restricted, prohibited or unenforceable, that provision will, as to that jurisdiction, be ineffective only to the extent of that restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of that provision in any other jurisdiction and, if applicable, without affecting its application to the other Parties or circumstances. The Parties shall engage in good faith negotiations to replace any provision which is so restricted, prohibited or unenforceable with an unrestricted and enforceable provision, the economic effect of which comes as close as possible to that of the restricted, prohibited or unenforceable provision which it replaces. To the extent permitted by applicable law, the Parties waive any provision of applicable law which renders any provision of this Agreement invalid or unenforceable in any respect.

4.10         Enurement. This Agreement enures to the benefit and is binding on the Parties and their respective successors and permitted assigns.

4.11         Counterparts. This Agreement may be executed in any number of counterparts, each of which is deemed to be an original and all of which taken together constitute one agreement. Delivery of an executed counterpart of this Agreement by facsimile or transmitted electronically in legible form, including in a tagged image format file (TIFF) or portable document format (PDF), is equally effective as delivery of a manually executed counterpart of this Agreement.

[signature page follows]

IN WITNESS WHEREOF the Parties have duly executed this Agreement.

EHAVE, INC.

By:
Name:
Title:

ZYUS LIFE SCIENCES INC.

By:
Name:
Title:

[Signature Page – Non-Competition Agreement]